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Extra Space Storage Inc.

2795 East Cottonwood Parkway, Suite 300

Salt Lake City, UT 84121

June 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kibum Park

Re:	Extra Space Storage Inc.

Registration Statement on Form S-4

Filed May 23, 2023

File No. 333-272152

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Extra Space Storage Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-272152) filed by the Company with the U.S. Securities and Exchange Commission on May 23, 2023, as amended on June 2, 2023 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on June 6, 2023, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kevin C. Reyes at (858) 523-3946 or, in his absence, Anthony A. Gostanian at (858) 523-3969.

If you have any questions or require additional information, please contact Mr. Reyes or Mr. Gostanian by a telephone call. Thank you for your assistance and cooperation in this matter.

Sincerely,

EXTRA SPACE STORAGE INC.

By:	/s/ Gwyn McNeal
Name:	Gwyn McNeal
Title:	Chief Legal Officer and Secretary

cc:	Joseph D. Margolis, Extra Space Storage Inc.

Joseph V. Saffire, Life Storage, Inc.

Alexander E. Gress, Life Storage, Inc.

Craig M. Garner, Latham & Watkins LLP

Kevin C. Reyes, Latham & Watkins LLP

Anthony A. Gostanian, Latham & Watkins LLP

Joseph Gilligan, Hogan Lovells US LLP

Bruce Gilchrist, Hogan Lovells US LLP

Les Reese, Hogan Lovells US LLP

Katherine Keeley, Hogan Lovells US LLP